United States securities and exchange commission logo





                     June 27, 2024

       Wang Hua
       Chief Financial Officer
       PetroChina Company Limited
       9 Dongzhimen North Street
       Dongcheng District, Beijing 100007
       The People's Republic of China

                                                        Re: PetroChina Company
Limited
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-15006

       Dear Wang Hua:

               We have completed our review of your filing, including your Form 20-F Amendment No.
       1 filed on June 3, 2024 and have determined not to issue additional comments. Our decision not to issue additional comments regarding your prior responses and the disclosure in your amended
       Form 20-F should not be interpreted to mean that we either agree or disagree with your responses or your disclosure regarding the presence of CCP officials on your Board of Directors, including any conclusions you have made and positions you have taken with respect to such disclosure. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Disclosure Review Program
       cc:                                              Kyungwon Lee